UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 16, 2012

2

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	-1-

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2011 UNAUDITED FINANCIAL RESULTS

(Beijing, China – March 15, 2012) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights1

•	Total revenues were RMB776.4 million (USD123.4 million), as compared to RMB708.9 million in 3Q11 and RMB587.2 million in 4Q10.

•	Gross profit was RMB639.3 million (USD101.6 million), as compared to RMB587.7 million in 3Q11 and RMB484.9 million in 4Q10.

•

Operating profit was RMB220.2 million (USD35.0 million), as compared to RMB193.9 million in 3Q11 and RMB139.2 million in 4Q10. Non-GAAP operating profit[2] was RMB244.0 million (USD38.8 million), as compared to RMB221.3 million in 3Q11 and RMB163.6 million in 4Q10.

•

Net income attributable to the Company’s shareholders was RMB260.0 million (USD41.3 million), as compared to RMB143.6 million in 3Q11 and RMB125.2 million in 4Q10. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB283.9 million (USD45.1 million), as compared to RMB171.1 million in 3Q11 and RMB149.7 million in 4Q10.

•

Basic and diluted earnings per ADS[3] were RMB5.65 (USD0.90) and RMB5.45 (USD0.87), respectively, as compared to RMB2.96 and RMB2.83, respectively, in 3Q11, and RMB2.50 and RMB2.36, respectively, in 4Q10. Non-GAAP basic and diluted earnings per ADS[2] were RMB6.17 (USD0.98) and RMB5.94 (USD0.94), respectively, as compared to RMB3.53 and RMB3.37 respectively, in 3Q11, and RMB2.98 and RMB2.82, respectively, in 4Q10.

•	Jointly established a new company in Korea with Nexon Korea Corporation (“Nexon”), a leading global online entertainment company, to manage and operate online games in Korea.

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011, which was RMB6.2939 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

Fiscal Year 2011 Financial Highlights

•	Total revenues were RMB2,983.4 million (USD474.0 million), as compared to RMB2,383.6 million in fiscal year 2010.

•	Gross profit was RMB2,503.5 million (USD397.8 million), as compared to RMB2,004.2 million in fiscal year 2010.

•

Operating profit was RMB1,023.3 million (USD162.6 million), as compared to RMB878.4 million in fiscal year 2010. Non-GAAP operating profit was RMB1,128.0 million (USD179.2 million), as compared to RMB975.2 million in fiscal year 2010.

•

Net income attributable to the Company’s shareholders was RMB984.0 million (USD156.3 million), as compared to RMB840.7 million in fiscal year 2010. Non-GAAP net income attributable to the Company’s shareholders was RMB1,088.7 million (USD173.0 million), as compared to RMB937.5 million in fiscal year 2010.

•

Basic and diluted earnings per ADS were RMB20.18 (USD3.21) and RMB19.27 (USD3.06), respectively, as compared to RMB16.80 and RMB15.87, respectively, in fiscal year 2010. Non-GAAP basic and diluted earnings per ADS were RMB22.33 (USD3.55) and RMB21.32 (USD3.39), respectively, as compared to RMB18.73 and RMB17.70, respectively, in fiscal year 2010.

Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World, commented, “We are pleased to announce our solid performance in the fourth quarter of 2011. Our revenues rose by 9.5% quarter-over-quarter, which beat the high end of our expectations, due to the strong performance of our existing games and the continued strength of our overseas business.”

“Successfully maintaining user interest in our existing games is one of the key drivers of our growth. In the fourth quarter, we continued to release a steady stream of expansion packs and content updates to keep our players engaged and to meet their changing and increasingly demanding needs. We also continued to expand our diversified portfolio of games. Our deep and well-rounded pipeline includes a number of attractive titles of different genres and types, ranging from MMORPGs to web games and social networking games. Recently, we unveiled another forthcoming title, ‘Fantasy Condor Heroes.’ This is a cartoon-style martial arts MMORPG adapted from the highly acclaimed Chinese novel, ‘Return of the Condor Heroes,’ by Louis Cha. In addition to our highly anticipated ‘Swordsman Online’ and ‘Saint Seiya Online,’ we believe ‘Fantasy Condor Heroes’ will also capture the attention of many players.”

“Another key driver of our continuous growth is our effective globalization strategy. We maintain a number of specialized production studios in China and worldwide that support our well-established R&D capabilities and continue to buttress our industry leading position. Our subsidiaries based in the U.S. are developing several world-class titles, including ‘Neverwinter’ by Cryptic Studios, Inc. (‘Cryptic Studios’). We are also actively expanding our deep global operating network. During the fourth quarter, we partnered with Nexon and jointly established a new company in Korea to manage and operate online games in Korea. We expect this to further enhance our global operational capabilities and allow us to provide enhanced services to our users in the Korean market. Looking ahead, we will continue to leverage our overseas resources and the appeal of our brand world-wide to further strengthen our position in the global gaming market.”

“In order to further enhance our execution capabilities, I am pleased to announce that the Company has appointed Mr. Robert Hong Xiao, our senior vice president, as Chief Operating Officer. Mr. Xiao joined Perfect World as a senior vice president in charge of our human resources and administration in 2008. We are grateful for his significant contributions to our global business operations and strategic development over the past few years. In his new role, he will oversee our business operations and business support functions to help execute our business strategies more efficiently and effectively. Given the continued, successful execution of our strategy and unwavering focus on our commitments, we are confident in our ability to continue generating value for our shareholders over the long-term.”

Mr. Kelvin Lau, Chief Financial Officer, added, “Our fourth quarter revenues surpassed the high-end of our expectations and our bottom line also achieved strong sequential growth, mainly due to the continued strength of our existing games, including our popular flagship title ‘Zhu Xian.’”

“In addition to the strong performance of our existing games in the domestic market, we continued to excel in our overseas business. We generate over one-fourth of our total revenues from operating and licensing our games abroad and maintain a geographical coverage of over 100 countries and regions worldwide, making us the number one Chinese online gaming company in the overseas market. Recently, we launched ‘Empire of the Immortals’ in Japan through our wholly-owned Japanese subsidiary, and also in North America and Europe under the name of ‘War of the Immortals’ through our wholly-owned U.S. and European subsidiaries. We also published ‘Blacklight Retribution,’ a free-to-play first-person shooter game developed by the well-known U.S.-based Zombie Studios, Inc., in North America. Furthermore, we achieved continued growth from our overseas licensing activities during the fourth quarter as we successfully launched a number of our games in various markets abroad through our overseas partners.”

“Looking back at the full year of 2011, both our top line and bottom line grew steadily from 2010 despite some natural quarterly fluctuations. For the full year of 2011, our revenues grew by a solid 25.2%. This is a clear indication of the underlying health of our business in spite of an increasingly competitive environment. As we continuously generate strong free cash flow from our healthy operations, the Company would like to return value to our shareholders in appreciation of their long-standing trust and support. On March 14, 2012, the board of directors declared special cash dividends in the aggregate amount of approximately USD95 million to our shareholders of record as of the close of business on April 6, 2012 (Eastern Time), at USD0.40 per Class A or Class B ordinary share, or USD2.00 per ADS, each representing five Class B ordinary shares of the Company. The dividends are expected to be distributed in cash in or around April 2012. We intend to distribute dividends annually in the future. However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent upon our financial position, results of operations, available cash, capital requirements and other factors. Bringing value to our shareholders is an important part of our commitment, and we will continue to do what is necessary for the long-term health of our business and the best interest of our shareholders.”

Fourth Quarter 2011 Financial Results

Total Revenues

Total revenues were RMB776.4 million (USD123.4 million) in 4Q11, as compared to RMB708.9 million in 3Q11 and RMB587.2 million in 4Q10.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB706.9 million (USD112.3 million) in 4Q11, as compared to RMB643.2 million in 3Q11 and RMB526.2 million in 4Q10. The sequential growth in online game operation revenues from 3Q11 was primarily attributable to the continued strength of some of the Company’s existing games including the Company’s signature title “Zhu Xian,” as well as the continued strength of the Company’s overseas operations.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 873,000 in 4Q11, as compared to 828,000 in 3Q11 and 999,000 in 4Q10.

Licensing revenues were RMB65.6 million (USD10.4 million) in 4Q11, as compared to RMB55.8 million in 3Q11 and RMB57.8 million in 4Q10. The increase from 3Q11 was primarily attributable to an increase in initial license fees arising from a number of new commercial launches overseas.

Other revenues were RMB3.9 million (USD0.6 million) in 4Q11, as compared to RMB9.9 million in 3Q11 and RMB3.2 million in 4Q10.

Cost of Revenues

The cost of revenues was RMB137.1 million (USD21.8 million) in 4Q11, as compared to RMB121.2 million in 3Q11 and RMB102.4 million in 4Q10. The increase from 3Q11 was mainly due to an increase in staff cost including a special year-end bonus, sales-related taxes and server depreciation expenses in 4Q11.

Gross Profit and Gross Margin

Gross profit was RMB639.3 million (USD101.6 million) in 4Q11, as compared to RMB587.7 million in 3Q11 and RMB484.9 million in 4Q10. Gross margin was 82.3% in 4Q11, as compared to 82.9% in 3Q11 and 82.6% in 4Q10.

Operating Expenses

Operating expenses were RMB419.1 million (USD66.6 million) in 4Q11, as compared to RMB393.9 million in 3Q11 and RMB345.7 million in 4Q10. The increase in operating expenses from 3Q11 was mainly attributed to higher R&D expenses and general administrative expenses in 4Q11.

R&D expenses were RMB186.5 million (USD29.6 million) in 4Q11, as compared to RMB170.6 million in 3Q11 and RMB136.8 million in 4Q10. The increase from 3Q11 was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB142.0 million (USD22.6 million) in 4Q11, as compared to RMB146.7 million in 3Q11 and RMB153.5 million in 4Q10. As the Company did not launch any new game in 4Q11, sales and marketing expenses remained relatively flat.

General and administrative expenses were RMB90.6 million (USD14.4 million) in 4Q11, as compared to RMB76.5 million in 3Q11 and RMB55.4 million in 4Q10. The increase from 3Q11 was mainly due to an increase in staff cost, including a special year-end bonus.

Operating Profit

Operating profit was RMB220.2 million (USD35.0 million) in 4Q11, as compared to RMB193.9 million in 3Q11 and RMB139.2 million in 4Q10. Non-GAAP operating profit was RMB244.0 million (USD38.8 million) in 4Q11, as compared to RMB221.3 million in 3Q11 and RMB163.6 million in 4Q10.

Total Other Income

Total other income was RMB49.0 million (USD7.8 million) in 4Q11, as compared to RMB28.5 million in 3Q11 and RMB14.1 million in 4Q10. The increase from 3Q11 was largely due to an increase in government grant subsidy income.

Income Tax Expense

Income tax expense was RMB10.7 million (USD1.7 million) in 4Q11, as compared to RMB78.8 million in 3Q11 and RMB13.1 million in 4Q10. The decrease from 3Q11 was mainly due to lower withholding tax in 4Q11. An additional withholding tax was accrued in 3Q11 for prior-period undistributed earnings as a result of the change in the Company’s dividend policy to reflect the Company’s intention to distribute part of the earnings of the Company’s wholly-owned PRC subsidiaries to its shareholders from time to time. In 4Q11, such tax expense was accrued for undistributed earnings of current period.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB260.0 million (USD41.3 million) in 4Q11, as compared to RMB143.6 million in 3Q11 and RMB125.2 million in 4Q10. Non-GAAP net income attributable to the Company’s shareholders was RMB283.9 million (USD45.1 million) in 4Q11, as compared to RMB171.1 million in 3Q11 and RMB149.7 million in 4Q10.

Basic and diluted earnings per ADS were RMB5.65 (USD0.90) and RMB5.45 (USD0.87), respectively, in 4Q11, as compared to RMB2.96 and RMB2.83, respectively, in 3Q11, and RMB2.50 and RMB2.36, respectively, in 4Q10. Non-GAAP basic and diluted earnings per ADS were RMB6.17 (USD0.98) and RMB5.94 (USD0.94), respectively, in 4Q11, as compared to RMB3.53 and RMB3.37, respectively, in 3Q11, and RMB2.98 and RMB2.82, respectively, in 4Q10.

Cash and Cash Equivalents

As of December 31, 2011, the Company had RMB2.2 billion (USD341.6 million) of cash and cash equivalents, as compared to RMB1.6 billion as of September 30, 2011. The increase was primarily due to net cash inflow generated from the Company’s online game operations, as well as cash inflow from some matured short-term structured deposits.

Fiscal Year 2011 Financial Results

Total Revenues

Total revenues were RMB2,983.4 million (USD474.0 million) in fiscal year 2011, as compared to RMB2,383.6 million in fiscal year 2010.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB2,708.5 million (USD430.3 million) in fiscal year 2011, as compared to RMB2,156.3 million in fiscal year 2010. The year-over-year increase was primarily attributable to the contribution from the Company’s recently launched new games such as “Forsaken World,” the continued popularity of some of the Company’s core existing games including “Zhu Xian” and “Perfect World II” in the domestic market, as well as the successful expansion of the Company’s overseas operations in North America, Europe and Japan.

Licensing revenues were RMB246.8 million (USD39.2 million) in fiscal year 2011, as compared to RMB215.0 million in fiscal year 2010. The year-over-year increase was primarily attributable to the continued growth from the Company’s overseas licensing activities in various overseas markets as it continued to strengthen its global penetration during fiscal year 2011.

Other revenues were RMB28.1 million (USD4.5 million) in fiscal year 2011, as compared to RMB12.4 million in fiscal year 2010. The year-over-year increase was primarily due to an increase in revenues generated from the Company’s non-online games and lighter games during fiscal year 2011.

Cost of Revenues

Cost of revenues was RMB479.9 million (USD76.3 million) in fiscal year 2011, as compared to RMB379.4 million in fiscal year 2010. The year-over-year increase was primarily due to increases in staff cost, sales-related taxes and server depreciation expenses associated with the Company’s expansion of its domestic game operations and its overseas acquisitions. This increase was generally in line with the Company’s revenue growth.

Gross Profit and Gross Margin

Gross profit was RMB2,503.5 million (USD397.8 million) in fiscal year 2011, as compared to RMB2,004.2 million in fiscal year 2010. Gross margin was 83.9% in fiscal year 2011, as compared to 84.1% in fiscal year 2010.

Operating Expenses

Operating expenses were RMB1,480.2 million (USD235.2 million) in fiscal year 2011, as compared to RMB1,125.8 million in fiscal year 2010. The year-over-year increase in operating expenses was mainly due to the expansion of the Company’s overall business operations and talent pool, as well as its overseas acquisitions.

Operating Profit

Operating profit was RMB1,023.3 million (USD162.6 million) in fiscal year 2011, as compared to RMB878.4 million in fiscal year 2010. Non-GAAP operating profit was RMB1,128.0 million (USD179.2 million) in fiscal year 2011, as compared to RMB975.2 million in fiscal year 2010.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB984.0 million (USD156.3 million) in fiscal year 2011, as compared to RMB840.7 million in fiscal year 2010. Non-GAAP net income attributable to the Company’s shareholders was RMB1,088.7 million (USD173.0 million) in fiscal year 2011, as compared to RMB937.5 million in fiscal year 2010.

Basic and diluted earnings per ADS were RMB20.18 (USD3.21) and RMB19.27 (USD3.06), respectively, in fiscal year 2011, as compared to RMB16.80 and RMB15.87, respectively, in fiscal year 2010. Non-GAAP basic and diluted earnings per ADS were RMB22.33 (USD3.55) and RMB21.32 (USD3.39), respectively, in fiscal year 2011, as compared to RMB18.73 and RMB17.70, respectively, in fiscal year 2010.

Recent Development

Appointed the Company’s Senior Vice President Mr. Robert Hong Xiao as Chief Operating Officer

The Company has appointed Mr. Robert Hong Xiao, the Company’s senior vice president, as Chief Operating Officer. Mr. Xiao joined Perfect World as a senior vice president in charge of its human resources and administration in 2008. With his strong execution capabilities and thorough understanding of Perfect World’s business and corporate culture, combined with his rich past experiences at various world-class multinational corporations, Mr. Xiao will oversee the Company’s business operations and business support functions in his new role to further enhance the Company’s execution capabilities.

Declaration of Cash Dividends

As the Company continues to generate strong free cash flow from its healthy operations, the Company would like to return value to its shareholders in appreciation of their long-standing trust and support. On March 14, 2012, the Company’s board of directors declared special cash dividends in the aggregate amount of approximately USD95 million to the Company’s shareholders of record as of the close of business on April 6, 2012 (Eastern Time), at USD0.40 per Class A or Class B ordinary share, or USD2.00 per ADS, each representing five Class B ordinary shares of the Company. The dividends are expected to be distributed in cash in or around April 2012.

The Company intends to distribute dividends annually in the future. However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent upon the Company’s financial position, results of operations, available cash, capital requirements and other factors.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2012 are expected to be between RMB714 million and RMB753 million, representing a mild decline on a sequential basis. Quarterly fluctuation is a natural part of the Company’s normal product cycle. Some of the in-game promotional activities toward the end of the first quarter are expected to take shape some time after the end of quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Thursday, March 15, 2012 (9:00am Beijing time on Friday, March 16, 2012).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, March 23, 2012.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 49594884

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of March 15, 2012, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Teal Willingham

Tel: +86-10-5826-4988

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,387,621,178	2,150,213,495	341,634,518
Restricted cash	4,849,614	535,500,431	85,082,450
Short-term investments	390,000,000	139,517,875	22,167,158
Accounts receivable, net	157,617,474	142,543,972	22,647,956
Due from related parties	2,127,500	40,000	6,355
Prepayment and other assets	83,369,296	94,628,466	15,034,949
Deferred tax assets	9,399,978	27,130,068	4,310,534

Total current assets	2,034,985,040	3,089,574,307	490,883,920

Non current assets
Equity investments	49,378,909	33,384,729	5,304,299
Time deposits	284,568,575	293,892,575	46,694,828
Restricted time deposit	121,721,425	125,717,425	19,974,487
Film and television cost	24,240,561	—	—
Property, equipment, and software, net	306,248,969	1,259,850,498	200,170,085
Construction in progress	911,395,229	4,793,214	761,565
Intangible assets, net	138,464,771	273,193,489	43,406,074
Goodwill	483,624,832	466,328,513	74,092,139
Due from related parties	—	7,561,080	1,201,335
Prepayments and other assets	48,010,649	62,457,484	9,923,495
Deferred tax assets	2,690,344	35,235,313	5,598,327

Total assets	4,405,329,304	5,651,988,627	898,010,554

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	121,600,949	89,123,596	14,160,312
Short-term bank loans	—	560,780,100	89,098,985
Advances from customers	146,203,059	95,921,079	15,240,325
Salary and welfare payable	154,136,724	204,976,567	32,567,497
Taxes payable	27,455,310	43,236,335	6,869,562
Accrued expenses and other liabilities	131,580,683	68,663,124	10,909,472
Due to related parties	4,832,000	155,000	24,627
Deferred revenues	386,274,965	461,921,174	73,391,883
Deferred tax liabilities	47,037,398	106,933,061	16,989,952
Deferred government grants	300,000	579,526	92,077

Total current liabilities	1,019,421,088	1,632,289,562	259,344,692
Deferred revenues	26,320,224	17,481,338	2,777,505
Deferred tax liabilities	—	8,005,954	1,272,018
Other long-term liabilities	—	8,803,103	1,398,672

Total liabilities	1,045,741,312	1,666,579,957	264,792,887

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011)	199,791	186,948	29,703
Additional paid-in capital	493,089,324	212,421,037	33,750,304
Statutory reserves	239,264,390	268,014,793	42,583,262
Accumulated other comprehensive loss	(65,956,622)	(60,430,695)	(9,601,470)
Retained earnings	2,582,851,059	3,538,087,071	562,145,422

Total Perfect World Shareholders’ Equity	3,249,447,942	3,958,279,154	628,907,221
Non-controlling interests	110,140,050	27,129,516	4,310,446

Total Shareholders’ Equity	3,359,587,992	3,985,408,670	633,217,667

Total Liabilities and Shareholders’ Equity	4,405,329,304	5,651,988,627	898,010,554

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended				Year ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues
Online game operation revenues	526,194,312	643,240,306	706,928,792	112,319,673	2,156,258,192	2,708,506,602	430,338,360
Licensing revenues	57,824,612	55,801,551	65,602,278	10,423,152	214,980,802	246,823,270	39,216,268
Other revenues	3,203,519	9,901,854	3,856,156	612,681	12,401,545	28,106,785	4,465,718

Total Revenues	587,222,443	708,943,711	776,387,226	123,355,506	2,383,640,539	2,983,436,657	474,020,346
Cost of revenues	(102,359,010)	(121,227,110)	(137,087,329)	(21,780,983)	(379,416,458)	(479,929,333)	(76,253,092)

Gross profit	484,863,433	587,716,601	639,299,897	101,574,523	2,004,224,081	2,503,507,324	397,767,254
Operating expenses
Research and development expenses	(136,790,553)	(170,640,162)	(186,483,272)	(29,629,208)	(419,076,642)	(664,354,758)	(105,555,341)
Sales and marketing expenses	(153,468,835)	(146,746,286)	(142,022,371)	(22,565,082)	(477,785,759)	(513,914,847)	(81,652,846)
General and administrative expenses	(55,410,090)	(76,475,913)	(90,617,974)	(14,397,746)	(228,967,096)	(301,951,176)	(47,975,210)

Total operating expenses	(345,669,478)	(393,862,361)	(419,123,617)	(66,592,036)	(1,125,829,497)	(1,480,220,781)	(235,183,397)

Operating profit	139,193,955	193,854,240	220,176,280	34,982,487	878,394,584	1,023,286,543	162,583,857

Other income / (expenses)
Share of loss from equity investments	(2,107,573)	(485,958)	(341,956)	(54,331)	(8,092,328)	(1,574,506)	(250,164)
Interest income	9,472,442	21,618,355	23,418,520	3,720,828	28,650,469	72,527,888	11,523,521
Interest expense	—	(2,277,145)	(4,329,191)	(687,839)	—	(6,606,336)	(1,049,641)
Others, net	6,707,706	9,624,146	30,228,833	4,802,878	15,181,510	54,171,038	8,606,911

Total other income	14,072,575	28,479,398	48,976,206	7,781,536	35,739,651	118,518,084	18,830,627

Profit before tax	153,266,530	222,333,638	269,152,486	42,764,023	914,134,235	1,141,804,627	181,414,484
Income tax expense	(13,146,528)	(78,769,353)	(10,657,559)	(1,693,316)	(88,996,332)	(161,704,455)	(25,692,250)

Income from continuing operations, net of tax	140,120,002	143,564,285	258,494,927	41,070,707	825,137,903	980,100,172	155,722,234

(Loss) / income from discontinued operations, net of tax	(16,728,545)	(1,400,275)	—	—	1,424,764	(37,492)	(5,957)

Net Income	123,391,457	142,164,010	258,494,927	41,070,707	826,562,667	980,062,680	155,716,277

Net loss attributable to the non-controlling interests	1,817,047	1,453,584	1,526,359	242,514	14,138,106	3,923,735	623,419

Net income attributable to the Company’s shareholders	125,208,504	143,617,594	260,021,286	41,313,221	840,700,773	983,986,415	156,339,696

Net earnings per share, basic
Continuing operations	0.57	0.60	1.13	0.18	3.31	4.04	0.64
Discontinued operations	(0.07)	(0.01)	0.00	0.00	0.05	0.00	0.00

Total earnings per share, basic	0.50	0.59	1.13	0.18	3.36	4.04	0.64

Net earnings per share, diluted
Continuing operations	0.53	0.58	1.09	0.17	3.12	3.85	0.61
Discontinued operations	(0.06)	(0.01)	0.00	0.00	0.05	0.00	0.00

Total earnings per share, diluted	0.47	0.57	1.09	0.17	3.17	3.85	0.61

Net earnings per ADS, basic
Continuing operations	2.83	2.99	5.65	0.90	16.54	20.17	3.21
Discontinued operations	(0.33)	(0.03)	0.00	0.00	0.26	0.01	0.00

Total earnings per share, basic	2.50	2.96	5.65	0.90	16.80	20.18	3.21

Net earnings per ADS, diluted
Continuing operations	2.67	2.86	5.45	0.87	15.63	19.26	3.06
Discontinued operations	(0.31)	(0.03)	0.00	0.00	0.24	0.01	0.00

Total earnings per share, diluted	2.36	2.83	5.45	0.87	15.87	19.27	3.06

Shares used in calculating basic net earnings per share	250,754,716	242,659,663	230,210,827	230,210,827	250,232,543	243,765,093	243,765,093
Shares used in calculating diluted net earnings per share	264,919,670	253,972,573	238,748,799	238,748,799	264,818,376	255,380,327	255,380,327

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	141,786,339	144,967,632	260,021,286	41,313,221	827,869,318	983,672,251	156,289,780
(Loss) / income from discontinued operations, net of tax	(16,577,835)	(1,350,038)	—	—	12,831,455	314,164	49,916

Net income	125,208,504	143,617,594	260,021,286	41,313,221	840,700,773	983,986,415	156,339,696

Total share-based compensation cost included in:
Cost of revenues	(1,732,264)	(1,646,149)	(1,508,310)	(239,646)	(6,938,253)	(6,362,169)	(1,010,847)
Research and development expenses	(9,371,368)	(12,576,220)	(11,607,745)	(1,844,285)	(37,480,733)	(47,533,344)	(7,552,288)
Sales and marketing expenses	(3,437,163)	(3,935,862)	(3,628,054)	(576,440)	(13,079,432)	(15,228,350)	(2,419,541)
General and administrative expenses	(9,903,017)	(9,306,125)	(7,101,620)	(1,128,334)	(39,286,985)	(35,612,664)	(5,658,282)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	USD	RMB	RMB	USD

GAAP operating profit	139,193,955	193,854,240	220,176,280	34,982,487	878,394,584	1,023,286,543	162,583,857
Share based compensation charge	24,443,812	27,464,356	23,845,729	3,788,705	96,785,403	104,736,527	16,640,958

Non-GAAP operating profit	163,637,767	221,318,596	244,022,009	38,771,192	975,179,987	1,128,023,070	179,224,815

GAAP net income attributable to the Company’s shareholders	125,208,504	143,617,594	260,021,286	41,313,221	840,700,773	983,986,415	156,339,696
Share based compensation charge	24,443,812	27,464,356	23,845,729	3,788,705	96,785,403	104,736,527	16,640,958

Non-GAAP net income attributable to the Company’s shareholders	149,652,316	171,081,950	283,867,015	45,101,926	937,486,176	1,088,722,942	172,980,654

GAAP net earnings per ADS
- Basic	2.50	2.96	5.65	0.90	16.80	20.18	3.21
- Diluted	2.36	2.83	5.45	0.87	15.87	19.27	3.06

Non-GAAP net earnings per ADS
- Basic	2.98	3.53	6.17	0.98	18.73	22.33	3.55
- Diluted	2.82	3.37	5.94	0.94	17.70	21.32	3.39

ADSs used in calculating net earnings per ADS
- Basic	50,150,943	48,531,933	46,042,165	46,042,165	50,046,509	48,753,019	48,753,019
- Diluted	52,983,934	50,794,515	47,749,760	47,749,760	52,963,675	51,076,065	51,076,065